UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OccuLogix, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
67461T 206
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67461T 206	13G

1	NAMES OF REPORTING PERSONS TLC Vision Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Province of New Brunswick

	5	SOLE VOTING POWER

NUMBER OF		39,278

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		711,536

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		39,278

WITH:	8	SHARED DISPOSITIVE POWER

		711,536

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	750,814

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

(1)	Based on 9,828,409 outstanding shares of Common Stock of the Issuer as of December 31, 2008.

CUSIP NO. 67461T 206	13G

Item 1(a).	Name of Issuer
OccuLogix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices
12707 High Bluff Drive, Second Floor, San Diego, California 92130

Item 2(a).	Name of Person Filing
TLC Vision Corporation

Item 2(b).	Address of Principal Business Office or, if none, Residence
5280 Solar Drive, Suite 100, Mississauga, Ontario L4W 5M8

Item 2(c).	Citizenship
Province of New Brunswick

Item 2(d).	Title of Class of Securities
Common Stock

Item 2(e).	CUSIP Number
67461T 206

Item 3.
Not applicable

Item 4.	Ownership
(a)	Amount Beneficially Owned:

750,814

(b)	Percent of Class:

7.6%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

39,278

CUSIP NO. 67461T 206	13G
(ii)	shared power to vote or to direct the vote:

711,536*

(iii)	sole power to dispose or to direct the disposition of:

39,278

(iv)	shared power to dispose or to direct the disposition of:

711,536*

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ??.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

*	Owned by TLC Vision (USA) Corporation, a wholly owned subsidiary

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 12, 2009.

TLC VISION CORPORATION
By:	/s/ Brian L. Andrew
	Name:	Brian L. Andrew
	Title:	General Counsel